July 28, 2006                                       Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
VIA EDGAR AND UPS                                  New York, New York 10019-5820
-----------------

Ms. Hanna Teshome                                        Main Tel (212) 506-2500
Division of Corporation Finance                          Main Fax (212) 262-1910
Securities and Exchange Commission                        www.mayerbrownrowe.com
100 F Street, N.E.
Washington, D.C. 20549                                              TERRY SCHIFF
                                                       Direct Tel (212) 506-2539
                                                       Direct Fax (212) 849-5539
                                                      tschiff@mayerbrownrowe.com

Re:      CRUSADE MANAGEMENT LIMITED
         AMENDMENT NO. 3 TO FORM S-3
         FILE NO. 333-128920
                  ----------

Dear Ms. Teshome:

      This letter is submitted on behalf of Crusade Management Limited (the
"Registrant") in response to comments of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Registrant's
Pre-Effective Amendment No. 2 to the registration statement on Form S-3 (the
"Registration Statement") as set forth in the letter to Michael H.S. Bowan, dated July 13, 2006.

      We are at this time, on behalf of the Registrant, submitting Pre-Effective
Amendment No. 3 to the Registration Statement ("Amendment No. 3") electronically via Edgar. As well, we are enclosing three (3) hard copies of Amendment No. 3.
For your convenience, we have also enclosed three (3) blacklined copies of
Amendment No. 3, marked to indicate the changes that have been made in response to the staff's comments and other changes.

      For reference purposes, the exact text of the Commission's numbered comments in the July 13, 2006 letter has been reproduced in italics with the
Registrant's response indicated below each comment. Page number references in the Registrant's responses refer to the relevant pages of the blacklined copy of
Amendment No. 3. Capitalized terms used, but not defined herein, have the meanings set forth in Amendment No. 3.

General
-------

     1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
          Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles
New York Palo Alto Paris Washington, D.C. Independent Mexico City Correspondent:
                        Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

July 28, 2006

          Crusade Management Limited, as manager, has confirmed that all such
          Exchange Act filings for each such issuing entity are current and have been made within the required time period during the last twelve months. The CIK codes for such entities are as follows:

          o    Crusade Management Ltd Global Trust No. 1 of 1999 (0001287400)
          o    Crusade Global Trust No. 1 of 2001 (0001286555)
          o    Crusade Management Ltd Global Trust No. 2 of 2001 (0001286863)
          o    Crusade Management Ltd Global Trust No. 1 of 2002 (0001286864)
          o    Crusade Global Trust No. 1 of 2003 (0001286560)
          o    Crusade Management Ltd Global Trust No. 2 of 2003 (0001286851)
          o    Crusade Global Trust No. 1 of 2004 (0001286553)
          o    Crusade Management Global Trust No. 2 of 2004 (0001302867)
          o    Crusade Global Trust No. 1 of 2005 (0001320379)
          o    Crusade Global Trust No. 2 of 2005 (0001338600)

     2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

          Crusade Management Limited, as manager, has confirmed that all material terms to be included in the finalized agreements will also be disclosed in the related final Rule 424(b) prospectus.

     3.   Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

          Crusade Management Limited, as manager, has confirmed that it will file unqualified legal and tax opinions at the time of each takedown.

     4.   While we note your revisions in response to our prior comment 3 in our letter dated January 10, 2006, please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. In that regard, please revise your disclosure in the "Credit Enhancement" section to specify "other . . .
          similar instruments or agreements" and "other form of credit enhancement." Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

July 28, 2006

          The base prospectus has been revised accordingly. Please see page 38 and page 41 of the base prospectus. In addition, Crusade Management
          Limited, as manager, has confirmed that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Important Notice About Information Presented, page S-1
------------------------------------------------------

     5.   We note your disclosure that if any terms of the notes described varies between the prospectus supplement and the prospectus, the investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

          The prospectus supplement and the base prospectus have been revised accordingly. Please see page S-1 of the prospectus supplement and page
          1 of the base prospectus.

Disclaimers,  page S-3
----------------------
Disclaimers, page 2
-------------------

     6.   We note your response to our prior comment 3 in our letter dated
          January 10, 2006 and our prior comment 4 in our letter dated November
          10, 2005. Please add a brief statement to indicate that statutory
          Securities Act liability is applicable to St.George Bank, the underwriters and other parties to the transaction.

         The prospectus supplement and the base prospectus have been revised accordingly. Please see page S-1 of the prospectus supplement and page
         1 of the base prospectus.

Exhibit 10.1
------------

     7.   Please direct us to the agreement contractually providing for compliance with the provisions of Regulation AB and provide us with a marked copy showing the relevant provisions.

          Exhibit 10.1 (the Servicing Agreement) is amended through the supplementary terms notice for each transaction. The form of
          Supplementary Terms Notice filed as Exhibit 4.2 in Amendment No. 2 to the Form S-3 filing, dated July 7, 2006, contains the provisions providing for compliance with the provisions of Regulation AB. As requested, attached hereto as Schedule A are the relevant provisions, including certain definitions and schedules relating thereto, from the above-referenced Form of Supplementary Terms Notice, which have been marked and excerpted for your reference.

July 28, 2006

      Please feel free to contact me at the above-referenced number or Angela L.
Clark at (212) 506-2375, if you have any questions regarding the foregoing, or you require any additional information. We would appreciate a prompt response to the foregoing.

                                                     Sincerely,

                                                     /s/ Terry Schiff
                                                     Terry Schiff

cc:  Max A. Webb
     Michael H.S. Bowan
     Roger Desmarchelier
     Angela L. Clark

                                   SCHEDULE A
                                   ----------

EXHIBIT 4.2 (FORM OF SUPPLEMENTARY TERMS NOTICE) EXCERPTS

Supplementary Terms Notice

Perpetual Trustees Consolidated Limited
(Trustee)

Crusade Management Limited
(Manager)

St.George Bank Limited
(Approved Seller)

St.George Bank Limited
(Servicer)

St.George Bank Limited
(Indemnifier)

St.George Custodial Pty Limited
(Custodian)

P.T. Limited
(Security Trustee)

[*]
(Note Trustee)

~~[~~Crusade Global Trust No.[*] of [*]
~~Allens Arthur Robinson~~Deutsche Bank Place ~~The Chifley Tower  2 Chifley Square~~ Corner Hunter and Phillip Streets Sydney NSW 2000 Australia ~~Tell~~Tel 61 2 9230 4000 Fax 61 2 9230 5333

Supplementary Terms Notice

18.

Compliance with Regulation AB

107

18.1

Intent of the Parties, Reasonableness

107

18.2

Additional Representations and Warranties of St.George

107

18.3

Information to be provided by St.George

108

18.4

Servicer Compliance Statement

113

18.5

Report on Assessment of Compliance and Attestation

113

18.6

Use of Subservicers and Subcontractors

114

18.7

Indemnification; Remedies

115

19.

Governing Law

~~106~~118

~~19.~~20.

Counterparts

~~106~~118

Schedule 1

~~110~~122

Schedule 2

~~112~~124

Application for A$ Notes

~~112~~124

~~[~~Crusade Global Trust No.[*] of [*]

~~112~~124

Schedule 3

~~114~~126

Note Acknowledgment

~~114~~126

~~[~~Crusade Global Trust No.[*] of [*]

~~114~~126

Schedule 4

~~116~~128

Note Transfer and Acceptance

~~116~~128

~~[~~Crusade Global Trust No.[*] of [*]

~~116~~128

Schedule 5

~~119~~131

Form Of Annual Certification

131

Schedule 6

~~121~~133

~~Independent auditor’s Annual Servicer Compliance Certificate to the Directors of Crusade Management Limited~~

~~121~~

Servicing Criteria To Be Addressed In Assessment Of Compliance

133

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Supplementary Terms Notice

Class C Principal Payment means each payment to the Class C Noteholders under clause 5.5(a)(v) or 5.6(a)(v).

Class C Stated Amount means, on a Quarterly Determination Date and in relation to a Class C Note, an amount equal to:

(a)

the Class C Initial Invested Amount for that Note; less

(b)

the aggregate of all Class C Principal Payments made before that Determination Date with respect to that Class C Note; less

(c)

Carryover Class C Charge Offs (if any) made in relation to that Class C Note; less

(d)

Class C Principal Payments (if any) to be made in relation to that Class C Note on the next Payment Date; less

(e)

Class C Charge Offs (if any) to be made in relation to that Class C Note on the next Payment Date; plus

(f)

the amount (if any) of the Excess Available Income applied in reinstating the Stated Amount of that Class C Note under clause 5.2(a)(vi) on that Determination Date.

Clearing Agency means in relation to the Class A-1 Notes, an organisation registered as a clearing agency pursuant to Section 17A of the Exchange Act appointed by the Manager and the Trustee to hold Class A-1 Notes (directly or through a Common Depository), and initially means DTC.

Closing Date means, in relation to the Trust, ~~15 September 2005~~[*] or such later date as may be agreed between the Trustee and the Note Managers.

Collection Account means, in relation to the Trust, the Australian dollar account number [*] held at [St.George Bank Limited (ABN 92 055 513 070)] at its office at [4-16 Montgomery Street, Kogarah  NSW  2217] or any other account opened under clause 21 of the Master Trust Deed and maintained by the Trustee with an Approved Bank.

Collection Period means a Monthly Collection Period or a Quarterly Collection Period.

Collections means, in relation to the Trust for a period, Finance Charge Collections and Principal Collections for that period.

Commission means the United States Securities and Exchange Commission.

Common Depository means in relation to the Class A-1 Notes, Cede & Co, as depository for DTC, or any other common depository for DTC or any Clearing Agency appointed from time to time to hold any Book-Entry Note.

Conditions means the Conditions for the Class A-1 Notes in the form set out in schedule 3 of the Note Trust Deed.

Confirmation means, in respect of the Currency Swap, any Confirmation (as defined in that Currency Swap).

Corporations Act means the Corporations Act 2001 (Cth).

Coupon means, in relation to a Definitive Note,

(a)

any bearer interest coupon or any bearer principal coupon relating to that Definitive Note;

(b)

any replacement coupon issued under the relevant Condition; or

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Supplementary Terms Notice

(c)

where the context requires, a talon relating to that Definitive Note.

Couponholder means the holder of any Coupon relating to the Notes.

Currency Swap means:

(a)

in relation to the master interest rate and currency exchange agreement dated on or about the date of this Supplementary Terms Notice between the Trustee and the Currency Swap Provider on the terms of the ISDA Master Agreement (with amendments thereto), each Transaction (as defined in that agreement) entered into in accordance with that agreement under which the principal swap provider, agrees to pay certain amounts in A$ or US$ to the Trustee in exchange for certain amounts in US$ or A$ (as the case maybe) in relation to the Class A-1 Notes; or

(b)

any other Hedge Agreement on similar terms which, if entered into, will not result in the downgrading of, or withdrawal of the ratings for, any Class A-1 Notes.

Currency Swap Provider means [*].

Custodian Agreement means the agreement so entitled dated 19 March 1998 between the Trustee, the Manager and the Custodian.

Custodian Fee means the fee payable under clause 6.1(d) of this Supplementary Terms Notice and clause 6.1 of the Custodian Agreement.

Cut-Off Date means, in respect of each Receivable and Receivable Security, close of business, [*].

Dealer means [*].

Definitive Note means a registered note in definitive form issued or to be issued in respect of any Class A-1 Note under, and in the circumstances specified in the Note Trust Deed, and includes any replacement for a Definitive Note issued under the relevant Conditions.

Depositor:  means Crusade Management Limited, in its capacity as the depositor, as such term is defined in Regulation AB.

Designated Rating Agency means [S&P, Moodys or Fitch Ratings].

Determination Date means a Monthly Determination Date or a Quarterly Determination Date.

DTC means The Depository Trust Company.

Eligibility Criteria means the criteria set out in schedule 1 to this Supplementary Terms Notice, subject to the Trustee and Manager receiving confirmation from the Designated Rating Agencies that the criteria will not adversely affect the Rating of any Note.

Enforcement Expenses means the costs and expenses incurred by the Approved Seller or the Servicer in connection with the enforcement of any Purchased Receivables or the related Receivable Rights referred to in clause 6.2(a) of the Servicing Agreement.

Event of Default has the meaning given in the Security Trust Deed.

Excess Available Income means, for a Quarterly Collection Period, the amount (if any) by which the Total Available Funds for the Quarterly Collection Period exceeds the Total Payments for the Quarterly Collection Period.

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Supplementary Terms Notice

Redraw means, in relation to any Collection Period, an amount provided to an Obligor by the Approved Seller under a Purchased Receivable in that Collection Period in respect of any principal prepayments previously made to the Obligors loan account in accordance with the terms of the Obligors Purchased Receivable.

[Redraw Charge Off means the amount of any reduction in the Redraw Principal Outstanding under the Redraw Facility Agreement under clause 5.14.]

[Redraw Facility Agreement means, in relation to the Trust, the agreement so entitled dated on or about the date of this Supplementary Terms Notice between the Trustee, the Manager and the Redraw Facility Provider.]

[Redraw Facility Provider means, in relation to the Trust, St.George.]

[Redraw Principal Outstanding has the meaning given in the Redraw Facility Agreement.]

Redraw Retention Amount has the meaning given in clause 5.8(c).

[Redraw Stated Amount has the meaning given in the Redraw Facility Agreement. ]

Redraw Shortfall means the total amount (if any) of Redraws and Further Advances made by the Approved Seller for which it has not been reimbursed which remain outstanding after:

(a)

applying Principal Collections towards reimbursement of those Redraws and Further Advances under clause 5.4; and

(b)

without duplication, drawing on the Redraw Retention Amount (if any).

Regulation AB means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R.  229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan.  7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

Remittance Date means the day which is two (2) Business Days before a Payment Date.

Residual Capital Unit has the meaning given in clause 11.1.

Residual Income Unit has the meaning given in clause 11.1.

Sale Notice means any Sale Notice (as defined in the Master Trust Deed) which may be given by the Approved Seller to the Trustee after the date of execution of this Supplementary Terms Notice and which is subsequently accepted by the Trustee.

Secured Moneys has the meaning given in the Security Trust Deed.

Securities Act means the United States Securities Act of 1933, as amended.

Security Trust Deed means the agreement so entitled dated [*] between the Trustee, the Manager, the Note Trustee and the Security Trustee.

Security Trustee means the security trustee so named under the Security Trust Deed.

Security Trustee’s Fee means the fee payable under clause 11.2 of the Security Trust Deed.

[Seller Loan Agreement  means the agreement so entitled dated on or about the date of this Supplementary Terms Notice between the Approved Seller, the Trustee and the Manager.]

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Supplementary Terms Notice

Servicing Agreement means the agreement so entitled dated 19 March 1998 between the Trustee, the Manager and the Servicer.

Servicing Criteria means the “servicing criteria” set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

Servicing Fee means the fee payable under clause 6.1(c) of this Supplementary Terms Notice and clause 6.1 of the Servicing Agreement.

Specific Mortgage Insurance Policy means a Mortgage Insurance Policy in relation to a Purchased Receivable with an LVR of over 80% (or over [75]% in the case of a Purchased Receivable with an outstanding balance greater than A$[1,000,000] which is secured by a single property).

Spread in relation to the Currency Swap has the meaning given in the Currency Swap in respect of payments by the Trustee under that Currency Swap.

Static Pool Information means static pool information as described in Item 1105(a)(1)-(3) and 1105(c) of Regulation AB.

Stated Amount means in relation to the Class A Notes, the Class A Stated Amount, in relation to the Class B Notes, the Class B Stated Amount and in relation to the Class C Notes, the Class C Stated Amount.

St.George Information has the meaning given tot hat term in clause 18.7(a).

Stepdown Date means the Payment Date falling in [*].

Step-Up Margin has the meaning given in clause 4.9.

Subcontractor means any vendor, subcontractor or other person that is not responsible for the overall servicing (as “servicing” is commonly understood by participants in the mortgage-backed securities market) of Purchased Receivables but performs one or more discrete functions identified in Item 1122(d) of Regulation AB with respect to Purchased Receivables under the direction or authority of the Servicer or a Subservicer, if any.

Subservicer means any person that services Purchased Receivables on behalf of the Servicer or any Subservicer and is responsible for the performance (whether directly or through Subservicers or Subcontractors) of a substantial portion of the material servicing functions required to be performed by the Servicer under this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document, that are identified in Item 1122(d) of Regulation AB.

Subscription Agreement means:

(a)

the Underwriting Agreement dated on or about [*] between the Trustee, the Manager, ~~St.George~~[*] and the Note Managers as representative of the several underwriters in relation to subscription for the Class A-1 Notes (the Underwriting Agreement); and

(b)

the Dealer Agreement dated on or about [the date of this Supplementary Terms Notice] between the Trustee, the Manager, ~~St.George~~[*], the Custodian and the Dealers, in relation to subscription for the A$ Notes.

Support Facility means each Support Facility (as defined in the Master Trust Deed) which relates to the Trust and includes the Indemnity and the standby facility provided by ~~St.George~~[*] under each of the Basis Swap and the Interest Rate Swap.

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Supplementary Terms Notice

(a)

(Cheque)  crossed not negotiable cheque in favour of the  A$ Noteholder or the Beneficiary (as the case may be) and despatched by post to the address of the A$ Noteholder shown in the Register on the Record Date or to the address of the Beneficiary for the purposes of clause 31;

(b)

(Electronic transfer)  electronic transfer through Austraclear;

(c)

(Direct payment)  by direct transfer to a designated account of the A$ Noteholder or the Beneficiary held with a bank or other financial institution in Australia; or

(d)

(Other agreed manner)  any other manner specified by the A$ Noteholder or the Beneficiary (as the case may be) and agreed to by the Manager and the Trustee.

(ww)

Clause 33.14

For the purposes of clause 30.12 of the Master Trust Deed, insert a new paragraph (j) as follows and renumber the existing paragraph (j) as paragraph (k):

(j)

(For acts of Note Registrar)  for any act, omission or default of any Note Registrar appointed under the Agency Agreement or Note Trust Deed, in relation to its duties and obligations under the Agency Agreement or Note Trust Deed, except where the Note Registrar is the Trustee.

6.3

Amendments to the Servicing Agreement

The Servicing Agreement is amended for the purpose of the Trust as follows:

(a)

~~A new clause 3.1(v) is inserted as follows:~~ The definition of Servicer Transfer Event is amended by inserting the following additional paragraph:

~~(v)~~

~~deliver to the Manager a certificate in the form of Schedule 5 of the Supplementary Terms Notice (or such other form as is required under the Rules of the United States Securities and Exchange Act of 1934, as amended) in respect of that Trust;~~

~~(b)~~

~~A new clause 3.1(w) is inserted as follows:~~

~~use its best endeavours to procure that, each year, an independent public accountant:~~

~~(i)~~

~~conducts an examination of the documents and records relating to the servicing by the Servicer of the Loans secured by Mortgages in respect of that Trust during the most recent calendar year ended 30 September, which complies with the Uniform Single Attestation Program for Mortgage Bankers issued by the Mortgage Bankers Associate of America or similar procedure; and~~

~~(ii)~~

~~delivers to the Manager a compliance certificate similar to that attached as Schedule 6 of the Supplementary Terms Notice (or such other form as is required under the Rules of the United States Securities and Exchange Act of 1934, as amended) in respect of that examination,~~

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Supplementary Terms Notice

 ~~in each case such that the Manager is able to comply with its obligations under Section 302 of the United States Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 of the United States Securities Exchange Act of 1934, provided that in the case of [Trust], the first year in which a certificate or audit report referred to above is deliverable, or on examination is required, will be 2005.~~

(f)

the Servicer fails to comply with its obligations under clause [18] of the Supplementary Terms Notice for the Crusade Global Trust No. [*] of [*].

(b)

 ~~(c)~~ Clause 5.2(a) is amended by replacing the words “on the Remittance Date for that Collection Period" with the words on or before the expiration of five (5) Business Days from receipt by the Servicer.

(c)

 ~~(d)~~ Clause 5.2(b)(ii) is amended by replacing the words  five Business Days following receipt by the Servicer with the words immediately upon receipt by the Servicer.

(d)

~~(e)~~ Clause 7.3(a) is amended by replacing the number “120 with the number 90.

6.4

Clause 6.14

For the purposes of clause 6.14 of the Master Trust Deed, all references to Notes in that clause shall be references only to Class A-1 Notes.

7.

Call and Tax Redemption

7.1

Call of Class A Notes

The Trustee must, when so directed by the Manager (at the Manager’s option), having given not more than 60 nor less than 45 days' notice to the Class A Noteholders in accordance with, in the case of the Class A-1 Notes, Condition 12 and in the case of the Class A-2 Notes, in accordance with the terms of this Supplementary Terms Notice and the Master Trust Deed, purchase or redeem all, but not some only of the Class A Notes by repaying the Invested Amount, or, if all the Class A Noteholders so agree, the Stated Amount, of those Class A Notes, together with accrued interest to (but excluding) the date of repurchase or redemption on any Quarterly Payment Date falling on or after the Quarterly Payment Date on which the Total Stated Amount of all Notes is equal to or less than 10% of the aggregate of the Initial Invested Amount of all Notes (the Call Date) provided that the Trustee will be in a position on such Quarterly Payment Date to discharge (and the Manager so certifies to the Trustee and the Note Trustee upon which the Trustee and the Note Trustee will rely conclusively) all its liabilities in respect of the Class A Notes (at their Invested Amount or their Stated Amount if so agreed by all the Class A Noteholders) and any amounts which would be required under the Security Trust Deed to be paid in priority or pari passu with the Class A Notes if the security for the Notes were being enforced.

7.2

Call of Class B Notes

The Trustee must, when so directed by the Manager (at the Manager’s option), having given not more than 60 nor less than 45 days’ notice to the Class B Noteholders in accordance with the terms of the Supplementary Terms Notice and the Master Trust Deed and purchase or redeem all, but not some only of the Class B Notes by repaying the Invested Amount, or, if the Class B Noteholders, by

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Supplementary Terms Notice

18.

Compliance with Regulation AB

18.1

Intent of the Parties, Reasonableness

St.George, the Trustee and the Manager acknowledge and agree that the purpose of this clause 18 is to facilitate compliance by the Manager with the provisions of Regulation AB and related rules and regulations of the Commission.

The Manager shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.  St.George acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Manager in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB.  St.George shall cooperate fully with the Manager to deliver to the Manager (including any of its assignees or designees) any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Manager to permit the Manager to comply with the provisions of Regulation AB, together with such disclosures relating to St.George, any Subservicer and the Purchased Receivables, or the servicing of the Purchased Receivables, reasonably believed by the Manager to be necessary in order to effect such compliance.

The Manager (including any of its assignees or designees) shall cooperate with St.George by providing timely notice of requests for information under these provisions and by reasonably limiting such requests to information required, in the Manager’s reasonable judgment, to comply with Regulation AB.

18.2

Additional Representations and Warranties of St.George

(a)

St.George shall be deemed to represent to the Manager, as of the date on which information is first provided to the Manager under clause 18.3 that, except as disclosed in writing to the Manager prior to such date:

(i)

St.George is not aware and has not received notice that any default, early amortisation or other performance triggering event has occurred as to any other securitisation due to any act or failure to act of St.George;

(ii)

St.George has not been terminated as servicer in a residential housing loan securitisation, either due to a servicing default or to application of a servicing performance test or trigger;

(iii)

no material noncompliance with the applicable servicing criteria with respect to other securitisations of residential housing loans involving St.George as servicer has been disclosed or reported by St.George;

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Supplementary Terms Notice

(iv)

no material changes to St.George’s policies or procedures with respect to the servicing function it will perform under the Servicing Agreement and any other Transaction Document for housing loans of a type similar to the Purchased Receivables have occurred during the three-year period immediately preceding the Closing Date;

(v)

there are no aspects of St.George’s financial condition that could have a material adverse effect on the performance by St.George of its servicing obligations under this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document;

(vi)

there are no material legal or governmental proceedings pending (or known to be contemplated) against St.George or any Subservicer; and

(vii)

there are no affiliations, relationships or transactions relating to St.George or any Subservicer with respect to the transactions contemplated by this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document and any party thereto identified by the Manager of a type described in Item 1119 of Regulation AB.

(b)

If so requested by the Manager on any date following the date on which information is first provided to the Manager under clause 18.3, St.George shall, within five Business Days following such request, confirm in writing the accuracy of the representations and warranties set forth in paragraph (a) of this clause 18.2 or, if any such representation and warranty is not accurate as of the date of such request, provide reasonably adequate disclosure of the pertinent facts, in writing, to the requesting party.

18.3

Information to be provided by St.George

(a)

St.George shall:

(i)

within five Business Days following request by the Manager, provide to the Manager (or cause each Subservicer, if any, to provide), in writing and in form and substance reasonably satisfactory to the Manager, the information and materials specified in paragraphs (a), (b), (c) and (f) of this clause 18.3, and

(ii)

as promptly as practicable following notice to or discovery by St.George, provide to the Manager (in writing and in form and substance reasonably satisfactory to the Manager) the information specified in paragraph (d) of this clause 18.3.

(b)

If so requested by the Manager, St.George shall provide such information regarding:

(i)

St.George, as originator of the Purchased Receivables; and

(ii)

as applicable, each Subservicer, as is requested for the purpose of compliance with Items 1103(a)(1), 1105, 1110, 1117 and 1119 of Regulation AB.  Such information shall include, at a minimum:

(A)

the originator’s form of organisation;

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(B)

a description of the originator’s origination program and how long the originator has been engaged in originating residential housing loans, which description shall include a discussion of the originator’s experience in originating housing loans of a similar type as the Purchased Receivables; information regarding the size and composition of the originator’s origination portfolio; and information that may be material, in the good faith judgment of the Manager, to an analysis of the performance of the Purchased Receivables, including the originators’ credit-granting or underwriting criteria for housing loans of similar type(s) as the Purchased Receivables and such other information as the Manager may reasonably request for the purpose of compliance with Item 1110(b)(2) of Regulation AB;

(C)

a description of any material legal or governmental proceedings pending (or known to be contemplated) against St.George and any Subservicer; and

(D)

a description of any affiliation or relationship between St.George, any Subservicer and any of the following parties to this transaction, as such parties are identified to St.George by the Manager in writing in advance of this transaction:

(1)

the sponsor;

(2)

the depositor;

(3)

the issuing entity;

(4)

any servicer;

(5)

any trustee;

(6)

any originator;

(7)

any significant obligor;

(8)

any enhancement or support provider; and

(9)

any other material transaction party.

(c)

If so requested by the Manager, St.George shall provide Static Pool Information with respect to the housing loans (of a similar type as the Purchased Receivables, as reasonably identified by the Manager as provided below) originated by St.George.  Such Static Pool Information shall be prepared by St.George on the basis of its reasonable, good faith interpretation of the requirements of Item 1105(a)(1)-(3) of Regulation AB.  To the extent that there is reasonably available to St.George Static Pool Information with respect to more than one housing loan type, the Manager shall be entitled to specify whether some or all of such information shall be provided pursuant to this paragraph.  The content of such Static Pool Information may be in the form customarily provided by St.George, and need not be customised for the Manager.  Such Static Pool Information for each vintage origination year or prior securitised pool, as applicable, shall be presented in increments no less frequently than quarterly over the life of the housing loans included in the vintage origination year or prior securitised pool.  The most recent periodic increment must be as of a date no later than 135 days prior to the date of the

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prospectus or other offering document in which the Static Pool Information is to be included or incorporated by reference.  The Static Pool Information shall be provided in an electronic format that provides a permanent record of the information provided, such as a portable document format (pdf) file, or other such electronic format reasonably required by the Manager.

Promptly following notice or discovery of a material error in Static Pool Information provided pursuant to the immediately preceding paragraph (including an omission to include therein information required to be provided pursuant to such paragraph), St.George shall provide corrected Static Pool Information to the Manager, in the same format in which Static Pool Information was previously provided to such party by St.George.

If so requested by the Manager, St.George shall provide, at the expense of the Manager (to the extent of any additional incremental expense associated with delivery pursuant to this Supplementary Terms Notice), such agreed-upon procedures letters of certified public accountants reasonably acceptable to the Manager, pertaining to Static Pool Information relating to prior securitised pools for securitisations closed on or after January 1, 2006 or, in the case of Static Pool Information with respect to St.George’s originations or purchases, to calendar months commencing January 1, 2006, as the Manager shall reasonably request.  Such letters shall be addressed to and be for the benefit of such parties as the Manager shall designate, which may include, by way of example, any broker dealer acting as underwriter, placement agent or initial purchaser with respect to transactions contemplated by this Supplementary Terms Notice.  Any such statement or letter may take the form of a standard, generally applicable document accompanied by a reliance letter authorising reliance by the addressees designated by the Manager.

(d)

If so requested by the Manager, St.George shall provide such information regarding St.George, as servicer of the Purchased Receivables, and each Subservicer, if any (each of St.George and each Subservicer, if any, for purposes of this paragraph only, a Servicer), as is requested for the purpose of compliance with Item 1108 of Regulation AB.  Such information shall include, at a minimum:

(i)

the Servicer’s form of organisation;

(ii)

a description of how long the Servicer has been servicing residential housing loans; a general discussion of the Servicer’s experience in servicing assets of any type as well as a more detailed discussion of the Servicer’s experience in, and procedures for, the servicing function it will perform under this Supplementary Terms Notice, the Servicing Agreement and any other Transaction Document; information regarding the size, composition and growth of the Servicer’s portfolio of residential housing loans of a type similar to the Purchased Receivables and information on factors related to the Servicer that may be material, in the good faith judgment of the Manager, to any analysis of the servicing of the Purchased Receivables or the related asset-backed securities, as applicable, including, without limitation:

(A)

whether any prior securitisations of housing loans of a type similar to the Purchased Receivables involving the Servicer have defaulted or experienced

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an early amortisation or other performance triggering event because of servicing during the three-year period immediately preceding the Closing Date;

(B)

the extent of outsourcing the Servicer utilises;

(C)

whether there has been previous disclosure of material noncompliance with the applicable servicing criteria with respect to other securitisations of residential housing loans involving the Servicer as a servicer during the three-year period immediately preceding the Closing Date;

(D)

whether the Servicer has been terminated as servicer in a residential housing loan securitisation, either due to a servicing default or to application of a servicing performance test or trigger; and

(E)

such other information as the Manager may reasonably request for the purpose of compliance with Item 1108(b)(2) of Regulation AB;

(iii)

a description of any material changes during the three-year period immediately preceding the Closing Date to the Servicer’s policies or procedures with respect to the servicing function it will perform under this Supplementary Terms Notice, the Servicing Agreement and any other Transaction Document for housing loans of a type similar to the Purchased Receivables;

(iv)

information regarding the Servicer’s financial condition, to the extent that there is a material risk that an adverse financial event or circumstance involving the Servicer could have a material adverse effect on the performance by St.George of its servicing obligations under this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document;

(v)

information regarding advances made by the Servicer on the Purchased Receivables and the Servicer’s overall servicing portfolio of residential housing loans for the three-year period immediately preceding the Closing Date, which may be limited to a statement by an authorised officer of the Servicer to the effect that the Servicer has made all advances required to be made on residential housing loans serviced by it during such period, or, if such statement would not be accurate, information regarding the percentage and type of advances not made as required, and the reasons for such failure to advance;

(vi)

a description of the Servicer’s processes and procedures designed to address any special or unique factors involved in servicing loans of a similar type as the Purchased Receivables;

(vii)

a description of the Servicer’s processes for handling delinquencies, losses, bankruptcies and recoveries, such as through liquidation of mortgaged properties, sale of defaulted housing loans or workouts; and

(viii)

information as to how the Servicer defines or determines delinquencies and charge-offs, including the effect of any grace period, re-aging, restructuring, partial payments considered current or other practices with respect to delinquency and loss experience.

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(e)

If so requested by the Manager for the purpose of satisfying its reporting obligation under the Exchange Act with respect to any class of asset-backed securities, St.George shall (or shall cause each Subservicer, if any, to) (i) notify the Manager in writing of (A) any material litigation or governmental proceedings pending against St.George or any Subservicer and (B) any affiliations or relationships that develop following the Closing Date between St.George or any Subservicer, if any, and any of the parties specified in sub paragraph (a)(D) of this clause 18.3 (and any other parties identified in writing by the requesting party) with respect to the issuance of the Notes, and (ii) provide to the Manager a description of such proceedings, affiliations or relationships.

(f)

As a condition to the succession to St.George or any Subservicer, if any, as servicer or subservicer under this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document by any person:

(i)

into which St.George or such Subservicer, if any, may be merged or consolidated; or

(ii)

which may be appointed as a successor to St.George or, if applicable, any Subservicer, St.George shall provide to the Manager, at least [15] calendar days prior to the effective date of such succession or appointment:

(A)

written notice to the Manager of such succession or appointment; and

(B)

in writing and in form and substance reasonably satisfactory to the Manager, all information reasonably requested by the Manager in order to comply with its reporting obligation under Item 6.02 of Form 8-K with respect to any class of asset-backed securities.

(g)

In addition to such information as St.George, as servicer, is obligated to provide pursuant to other provisions of this Supplementary Terms Notice, the Servicing Agreement and any other Transaction Document, if so requested by the Manager, St.George shall provide such information regarding the performance or servicing of the Purchased Receivables as is reasonably required to facilitate preparation of distribution reports in accordance with Item 1121 of Regulation AB.  Such information shall be provided concurrently with the monthly reports otherwise required to be delivered by the Trustee (or the Manager on its behalf) pursuant to clause 11(l)(i) of the Note Trust Deed, commencing with the first such report due not less than ten Business Days following such request.

18.4

Servicer Compliance Statement

On or before December 1 of each calendar year, commencing in 2007, St.George shall deliver to the Manager a statement of compliance addressed to the Manager and signed by an authorised officer of St.George, to the effect that (i) a review of St.George’s activities during the immediately preceding calendar year ended September 30 (or applicable portion thereof) and of its performance under this Supplementary Terms Notice, the Servicing Agreement and any other Transaction Document during such period has been made under such officer’s supervision, and (ii) to the best of such officers’ knowledge, based on such review, St.George has fulfilled all of its obligations under this Supplementary Terms Notice, the Servicing Agreement and any other Transaction Document in all material respects throughout such calendar year ended September 30 (or applicable portion thereof) or, if there has been

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a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

18.5

Report on Assessment of Compliance and Attestation

(a)

On or before December 1 of each calendar year, commencing in 2007, St.George shall:

(i)

deliver to the Manager a report (in form and substance reasonably satisfactory to the Manager) regarding St.George’s assessment of compliance with the Servicing Criteria during the immediately preceding calendar year ended September 30, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB.  Such report shall be addressed to the Manager and signed by an authorised officer of St.George, and shall address each of the Servicing Criteria specified on a certification substantially in the form of schedule 6 delivered to the Manager concurrently with the execution of this Supplementary Terms Notice;

(ii)

deliver to the Manager a report of a registered public accounting firm reasonably acceptable to the Manager that attests to, and reports on, the assessment of compliance made by St.George and delivered pursuant to the preceding paragraph.  Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act;

(iii)

cause each Subservicer, if any, and each Subcontractor, if any, determined by St.George pursuant to clause 18.6(b) to be “participating in the servicing function” within the meaning of Item 1122 of Regulation AB, to deliver to the Manager an assessment of compliance and accountants’ attestation as and when provided in paragraphs (a) and (b) of this clause 18.5; and

(iv)

if requested by the Manager, not later than November 1 of the calendar year in which such certification is to be delivered, deliver to the Manager and any other person that will be responsible for signing the certification (a “Sarbanes Certification”) required by Rules 13a-14(d) and 15d-14(d) under the Exchange Act (pursuant to Clause 302 of the Sarbanes-Oxley Act of 2002) on behalf of an asset-backed issuer with respect to the transactions contemplated by this Supplementary Terms Notice a certification in the form attached hereto as schedule 5.

St.George acknowledges that the parties identified in clause (a)(iv) above may rely on the certification provided by St.George pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.  The Manager will not request delivery of a certification under clause (a)(iv) above unless the Manager is required under the Exchange Act to file an annual report on Form 10-K with respect to an issuing entity whose asset pool includes Purchased Receivables.

(b)

Each assessment of compliance provided by a Subservicer, if any, pursuant to clause 18.5 shall address each of the Servicing Criteria specified on a certification substantially in the form of schedule 6 hereto delivered to the Manager concurrently with the execution of this Supplementary Terms Notice or, in the case of a Subservicer, if any, subsequently appointed as such, on or prior to the date of such appointment.  An assessment of compliance provided by a

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Subcontractor pursuant to clause 18.5(a)(iii) need not address any elements of the Servicing Criteria other than those specified by St.George pursuant to clause 18.6.

18.6

Use of Subservicers and Subcontractors

St.George shall not hire or otherwise utilise the services of any Subservicer to fulfill any of the obligations of St.George as servicer under this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document unless St.George complies with the provisions of paragraph (a) of this clause 18.6.  St.George shall not hire or otherwise utilise the services of any Subcontractor, and shall not permit any Subservicer to hire or otherwise utilise the services of any Subcontractor, to fulfill any of the obligations of St.George as servicer under this Supplementary Terms Notice, the Servicing Agreement or any other Transaction Document unless St.George complies with the provisions of paragraph (b) of this clause 18.6.

(a)

It shall not be necessary for St.George to seek the consent of the Manager to the utilisation of any Subservicer.  St.George shall cause any Subservicer used by St.George (or by any Subservicer) for the benefit of the Manager to comply with the provisions of this clause 18.6 and with clauses 18.2, 18.5(c) and (e), 18.4 and 18.5 of this Supplementary Terms Notice to the same extent as if such Subservicer were St.George, and to provide the information required with respect to such Subservicer under clause 18.3(d) of this Supplementary Terms Notice.  St.George shall be responsible for obtaining from each Subservicer and delivering to the Manager any servicer compliance statement required to be delivered by such Subservicer under clause 18.4, any assessment of compliance and attestation required to be delivered by such Subservicer under clause 18.5 and any certification required to be delivered to the person that will be responsible for signing the Sarbanes Certification under clause 18.5 as and when required to be delivered.

(b)

It shall not be necessary for St.George to seek the consent of the Manager to the utilisation of any Subcontractor.  St.George shall promptly upon request provide to the Manager (or any designee of the Manager, such as a master servicer or administrator) a written description (in form and substance satisfactory to the Manager) of the role and function of each Subcontractor utilised by St.George or any Subservicer, specifying (i) the identity of each such Subcontractor, (ii) which (if any) of such Subcontractors are participating in the servicing function within the meaning of Item 1122 of Regulation AB, and (iii) which elements of the Servicing Criteria will be addressed in assessments of compliance provided by each Subcontractor identified pursuant to clause (ii) of this paragraph.

As a condition to the utilisation of any Subcontractor determined to be “participating in the servicing function” within the meaning of Item 1122 of Regulation AB, St.George shall cause any such Subcontractor used by St.George (or by any Subservicer) for the benefit of the Manager to comply with the provisions of clauses 18.5 and 18.7 of this Supplementary Terms Notice to the same extent as if such Subcontractor were St.George.  St.George shall be responsible for obtaining from each Subcontractor and delivering to the Manager any assessment of compliance and attestation required to be delivered by such Subcontractor under clause 18.5, in each case as and when required to be delivered.

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18.7

Indemnification; Remedies

(a)

St.George shall indemnify the Manager, each affiliate of the Manager, and each of the following parties participating in transactions contemplated by this Supplementary Terms Notice:  each sponsor and issuing entity; each person responsible for the preparation, execution or filing of any report required to be filed with the Commission with respect to transactions contemplated by this Supplementary Terms Notice, or for execution of a certification pursuant to Rule 13a-14(d) or Rule 15d-14(d) under the Exchange Act with respect to such transactions; each broker dealer acting as underwriter, placement agent or initial purchaser, each person who controls any of such parties or the Depositor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act); and the respective present and former directors, officers, employees and agents of each of the foregoing and of the Depositor, and shall hold each of them harmless from and against any losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments, and any other costs, fees and expenses that any of them may sustain arising out of or based upon:

(i)

(A)

any untrue statement of a material fact contained or alleged to be contained in any information, report, certification, accountants’ letter or other material provided in written or electronic form under this clause 18 by or on behalf of St.George, or provided under this clause 18 by or on behalf of any Subservicer or Subcontractor (collectively, the St.George Information); or

(B)

the omission or alleged omission to state in the St.George Information a material fact required to be stated in the St.George Information or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, by way of clarification, that clause (B) of this paragraph shall be construed solely by reference to the St.George Information and not to any other information communicated in connection with a sale or purchase of securities, without regard to whether the St.George Information or any portion thereof is presented together with or separately from such other information;

(ii)

any failure by St.George, any Subservicer or any Subcontractor to deliver any information, report, certification, accountants’ letter or other material when and as required under this clause 18, including any failure by St.George to identify pursuant to clause 18.6(b) any Subcontractor “participating in the servicing function” within the meaning of Item 1122 of Regulation AB; or

(iii)

any breach by St.George of a representation or warranty set forth in clause 18.2(a) or in a writing furnished pursuant to clause 18.2(b) and made as of a date prior to the Closing Date, to the extent that such breach is not cured by the Closing Date, or any breach by St.George of a representation or warranty in a writing furnished pursuant to clause 18.2(b) to the extent made as of a date subsequent to the Closing Date.

In the case of any failure of performance described in sub-paragraph (a)(ii) of this clause 18.7, St.George shall promptly reimburse the Manager, and each person responsible for the preparation, execution or filing of any report required to be filed with the Commission with

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respect to the transactions contemplated by the Supplementary Terms Notice, or for execution of a certification pursuant to Rule 13a-14(d) or Rule 15d-14(d) under the Exchange Act with respect to such transactions, for all costs reasonably incurred by each such party in order to obtain the information, report, certification, accountants’ letter or other material not delivered as required by St.George, any Subservicer or any Subcontractor.

(b)

(i)

Any failure by St.George, any Subservicer or any Subcontractor to deliver any information, report, certification, accountants’ letter or other material when and as required under this clause 18, or any breach by St.George of a representation or warranty set forth in clause 18.2(b) or in a writing furnished pursuant to clause 18.2(b) and made as of a date prior to the Closing Date, to the extent that such breach is not cured by the Closing Date, or any breach by St.George of a representation or warranty in a writing furnished pursuant to clause 18.2(b) to the extent made as of a date subsequent to the Closing Date, shall, except as provided in sub-paragraph (a), immediately and automatically, without notice or grace period, constitute a Servicer Transfer Event with respect to St.George, as servicer, under this Supplementary Terms Notice, the Servicing Agreement and any other applicable Transaction Document, and shall entitle the Manager, in its sole discretion to terminate the rights and obligations of St.George, as servicer, under this Supplementary Terms Notice, the Servicing Agreement and/or any other applicable Transaction Document without payment (notwithstanding anything in this Supplementary Terms Notice, the Servicing Agreement or any other applicable Transaction Document to the contrary) of any compensation to St.George; provided that to the extent that any provision of this Supplementary Terms Notice, the Servicing Agreement and/or any other applicable Transaction Document expressly provides for the survival of certain rights or obligations following termination of St.George as servicer, such provision shall be given effect.

(ii)

Any failure by St.George, any Subservicer or any Subcontractor to deliver any information, report, certification or accountants’ letter when and as required under clause 18.4 or 18.5, including (except as provided below) any failure by St.George to identify pursuant to clause 18.6(b) any Subcontractor “participating in the servicing function” within the meaning of Item 1122 of Regulation AB, which continues unremedied for ten calendar days after the date on which such information, report, certification or accountants’ letter was required to be delivered shall constitute a Servicer Transfer Event with respect to St.George, as servicer, under this Supplementary Terms Notice, the Servicing Agreement and any other applicable Transaction Document, and shall entitle the Manager, in its sole discretion to terminate the rights and obligations of St.George, as servicer, under this Supplementary Terms Notice, the Servicing Agreement and/or any other applicable Transaction Document without payment (notwithstanding anything in any of the foregoing documents to the contrary) of any compensation to St.George; provided that to the extent that any provision of any of the foregoing documents expressly provides for the survival of certain rights or obligations following termination of St.George, as servicer, such provision shall be given effect.

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The Manager shall not be entitled to terminate the rights and obligations of St.George, as servicer, pursuant to this sub-paragraph (b)(ii) if a failure of St.George to identify a Subcontractor, if any, “participating in the servicing function” within the meaning of Item 1122 of Regulation AB was attributable solely to the role or functions of such Subcontractor with respect to housing loans other than the Purchased Receivables.

(iii)

St.George shall promptly reimburse the Manager (or any designee of the Manager) for all reasonable expenses incurred by the Manager (or such designee), as such are incurred, in connection with the termination of St.George, as servicer, and the transfer of servicing of the Purchased Receivables to a successor servicer.  The provisions of this paragraph shall not limit whatever rights the Manager may have under other provisions of this Supplementary Terms Notice, the Servicing Agreement and/or any other applicable Transaction Document or otherwise, whether in equity or at law, such as an action for damages, specific performance or injunctive relief.

19.

~~18.~~ Governing Law

This Supplementary Terms Notice is governed by the laws of New South Wales.  Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction there.

20.

~~19.~~ Counterparts

This Supplementary Terms Notice may be executed in any number of counterparts.  All counterparts together will be taken to constitute one instrument.

EXECUTED as a deed poll.

Each attorney executing this deed states that he or she has no notice, revocation or suspension of his or her power of attorney.

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Schedule 5

~~FORM OF ANNUAL SERVICER COMPLIANCE~~

~~OFFICER’S CERTIFICATE~~

~~The undersigned, a duly authorized representative of St.George Bank Limited, as Servicer (“St.George Bank” or the “Servicer”), pursuant to the agreement between Perpetual Trustees Consolidated Limited, St.George Bank Limited and Crusade Management Limited, dated [__], (the “Agreement”), does hereby certify that:~~

~~1.~~

~~Capitalized terms used but not defined in this Officer’s Certificate have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in this Officer’s Certificate.~~

~~2.~~

~~As of the date hereof, St.George Bank is the Servicer of [Trust] (the Trust).~~

~~3.~~

~~This Officer’s Certificate is delivered pursuant to the Agreement.~~

~~4.~~

~~A review of the activities of the Servicer during the calendar year ended September 30, __ and of its performance under the pooling and servicing agreement or similar agreements was made under my supervision.~~

~~5.~~

~~Based on such review, to my knowledge, the Servicer has fulfilled its obligations under the pooling and servicing agreements or similar agreements relating to the Trust[s] (including the Master Trust Deed, the Servicing Agreement and [the/each]~~

Form Of Annual Certification

Re:

The [Supplementary Terms Notice ~~relating to [the/a] Trust) throughout such calendar year and, except as set forth in paragraph 6 below.~~

~~6.~~

~~The following is a description of any exceptions to paragraph 5 above:~~

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 ~~IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Servicer, has duly executed this Officer’s Certificate this           day of                                 ,      .~~

~~ST.GEORGE BANK LIMITED~~

~~as Servicer~~] dated [___], 200[ ], among [IDENTIFY PARTIES], the [Master Trust Deed] dated March 14, 1998, among [IDENTIFY PARTIES], the [Crusade Euro Trust Servicing Agreement] dated March 19, 1998 among [IDENTIFY PARTIES] and [any other applicable Transaction Document] dated [___], 200[ ], among [IDENTIFY PARTIES] (collectively, the Agreements)

I, __________________________, the __________________________ of [St.George Bank Limited (St.George Bank)] [NAME OF ANY SUBSERVICER (Subservicer)] [NAME OF ANY SUBCONTRACTOR (“Subcontractor”)] [NAME OF ANY OTHER PARTY RESPONSIBLE FOR SERVICING FUNCTIONS (“Other Servicing Party”)], certify to the Manager, and its officers, with the knowledge and intent that they will rely upon this certification, that:

1.

I have reviewed the servicer compliance statement of the [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party] provided in accordance with Item 1123 of Regulation AB (the Compliance Statement), the report on assessment of [St.George Bank’s] [Subservicer’s] [Subcontractor’s] [Other Servicing Party’s] compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB (the Servicing Criteria), provided in accordance with Rules 13a-18 and 15d-18 under Securities Exchange Act of 1934, as amended (the Exchange Act) and Item 1122 of Regulation AB (the Servicing Assessment), the registered public accounting firm’s attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Item 1122(b) of Regulation AB (the Attestation Report), and all servicing reports, officer’s certificates and other information relating to the servicing of the Purchased Receivables by [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party] during the year ended 30 September 200[ ] that were delivered by [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party] to the Manager pursuant to the Agreements (collectively, the [St.George Servicing Information] [Subservicer Servicing Information] [Subcontractor Servicing Information] [Other Servicing Party Servicing Information]) ;

2.

Based on my knowledge, the [St.George Servicing Information] [Subservicer Servicing Information] [Subcontractor Servicing Information] [Other Servicing Party Servicing Information], taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the [St.George Servicing Information] [Subservicer Servicing Information] [Subcontractor Servicing Information] [Other Servicing Party Servicing Information];

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3.

Based on my knowledge, all of the [St.George Servicing Information] [Subservicer Servicing Information] [Subcontractor Servicing Information] [Other Servicing Party Servicing Information] required to be provided by [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party] under the Agreements has been provided to the Manager;

4.

I am responsible for reviewing the activities performed by [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party], as servicer under the Agreements, and based on my knowledge and the compliance review conducted in preparing the Compliance Statement and except as disclosed in the Compliance Statement, the Servicing Assessment or the Attestation Report, [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party]  has fulfilled its obligations under the Agreements in all material respects; and

5.

The Compliance Statement required to be delivered by [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party] pursuant to the Agreements, and the Servicing Assessment and Attestation Report required to be provided by [St.George Bank] [Subservicer] [Subcontractor] [Other Servicing Party] [and by any Subservicer or Subcontractor pursuant to the Agreement], have been provided to the Manager.  Any material instances of noncompliance described in such reports have been disclosed to the Manager.  Any material instance of noncompliance with the Servicing Criteria has been disclosed in such reports.

Dated:

By:

Name:

Title:

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Schedule 6

~~Independent auditor’s Annual Servicer Compliance Certificate to the Directors of Crusade Management Limited~~

~~SCOPE~~

~~We have reviewed St.George Bank Limited’s (the “Servicer’s”) activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the “Documents”), attached as Appendix 1, in relation to the [Trust] (the “Trust”) for the year ended [*], in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated [*], and our engagement letter dated [*].~~

~~We have reviewed the servicing standards contained in the Documents to enable us to report on whether those servicing standards are similar to those contained in the Uniform Single Attestation Program for Mortgage Bankers (“USAP”), attached as Appendix 2, which establishes a minimum servicing standard for the asset backed securities market in the United States of America.  No equivalent of the USAP exists in Australia.~~

~~The management of the Servicer is responsible for maintaining an effective internal control structure including internal control policies and procedures relating to the servicing of mortgage loans.  We have conducted an independent review of the servicing standards included in Appendix 1, in order to express a statement on the Servicers compliance with them to Crusade Management Limited.~~

~~Our review of the servicing standards has been conducted in accordance with Australian Auditing Standards applicable to performance audits and accordingly included such tests and procedures as we considered necessary in the circumstances.  In conducting our review we have also had regard to the guidance contained in the USAP.  These procedures have been undertaken to enable us to report on whether anything has come to our attention to indicate that there has been significant deficiencies in the Servicers compliance with the servicing standards contained in the Documents for the year ended [*].~~

~~Our review did not include an assessment of the adequacy of the servicing standards themselves.~~

~~This statement has been prepared for the use of Crusade Management Limited as at [*] in accordance with the requirements of the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated [*], and the engagement letter dated [*].  We disclaim any assumption of responsibility for any reliance on this review statement, to any person other than Crusade Management Limited.~~

~~STATEMENT~~

~~Based on our review;~~

~~§~~

~~nothing has come to our attention to indicate that there has been any significant deficiencies in St.George Bank Limited’s compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the [Trust] (the “Trust”) for the year ended [*];~~

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~~the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice are similar to the minimum servicing standards contained in the Uniform Single Attestation Program for Mortgage Bankers (“USAP”), except for the following:~~

~~Section III of USAP sets minimum servicing standards in respect of Disbursements.  In respect of the Trust, this function is the responsibility of the Manager.~~

Servicing Criteria To Be Addressed In Assessment Of Compliance

The assessment of compliance to be delivered by [St.George Bank Limited] [Name of Subservicer] [Name of Subcontractor] [Name of any Other Party Responsible For Servicing Function] shall address, at a minimum, the criteria identified below as “Applicable Servicing Criteria”:

SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	Criteria
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the mortgage loans are maintained.
1122(d)(1)(iv)

A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.

Cash Collection and Administration
1122(d)(2)(i)

Payments on mortgage loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.

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SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	Criteria
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorised personnel.
1122(d)(2)(iii)

Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.

1122(d)(2)(iv)

The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralisation, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.

1122(d)(2)(v)

Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.

1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorised access.
1122(d)(2)(vii)

Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.

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SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	Criteria
Investor Remittances and Reporting
1122(d)(3)(i)

Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements.  Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors or the trustees records as to the total unpaid principal balance and number of mortgage loans serviced by the Servicer.

1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.
Pool Asset Administration
1122(d)(4)(i)	Collateral or security on mortgage loans is maintained as required by the transaction agreements or related mortgage loan documents.
1122(d)(4)(ii)	Mortgage loan and related documents are safeguarded as required by the transaction agreements
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.
1122(d)(4)(iv)	Payments on mortgage loans, including any payoffs, made in accordance with the related mortgage loan documents are posted to
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SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	Criteria

the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related mortgage loan documents.

1122(d)(4)(v)	The Servicer’s records regarding the mortgage loans agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.
1122(d)(4)(vi)

Changes with respect to the terms or status of an obligor's mortgage loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorised personnel in accordance with the transaction agreements and related pool asset documents.

1122(d)(4)(vii)

Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

1122(d)(4)(viii)

Records documenting collection efforts are maintained during the period a mortgage loan is delinquent in accordance with the transaction agreements.  Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entitys activities in monitoring delinquent mortgage loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).

1122(d)(4)(ix)	Adjustments to interest rates or rates of return for mortgage loans with variable rates are computed based on the related mortgage loan documents.
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analysed, in accordance with the obligors mortgage loan documents, on at least an annual basis, or
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SERVICING CRITERIA		APPLICABLE SERVICING CRITERIA
Reference	Criteria

such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable mortgage loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related mortgage loans, or such other number of days specified in the transaction agreements.

1122(d)(4)(xi)

Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.

1122(d)(4)(xii)

Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.

1122(d)(4)(xiii)

Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.

1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognised and recorded in accordance with the transaction agreements.
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.
~~[Name of organisation] [Name and title of signatory] Place:~~  ST.GEORGE BANK LIMITED [SUBSERVICER] [SUBCONTRACTOR] [OTHER PARTY RESPONSIBLE FOR SERVICING FUNCTION]
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Date: By: Name: Title:
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